SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated 3 July 2014

(Commission File No. 001-35053)

INTERXION HOLDING N.V.

(Translation of Registrant’s Name into English)

Tupolevlaan 24, 1119 NX Schiphol-Rijk, The Netherlands, +31 20 880 7600

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously disclosed on Form 6-K/A filed with the Securities and Exchange Commission (the “Commission”) on June 6, 2014, InterXion Holding N.V. (the “Company”) held a General Meeting of Shareholders on June 30, 2014 (the “General Meeting”). The proposals submitted to a vote by the shareholders at the General Meeting had the following results:

PROPOSAL 1—ADOPTION OF DUTCH STATUTORY ANNUAL ACCOUNTS FOR THE YEAR 2013

The Dutch statutory annual accounts for the financial year ended December 31, 2013 were adopted by vote of the shareholders as follows:

Aggregate Vote	For	Against	Abstain
63,281,360	63,247,594	6,976	26,790

PROPOSAL 2—DISCHARGE MEMBERS OF BOARD OF DIRECTORS FROM CERTAIN LIABILITIES FOR THE FINANCIAL YEAR 2013

The members of the Company’s Board of Directors were discharged from certain liabilities with respect to the exercise of their management and supervisory duties during the financial year ended December 31, 2013 by vote of the shareholders as follows:

Aggregate Vote	For	Against	Abstain
63,281,360	63,151,041	119,374	10,945

PROPOSAL 3—APPOINTMENT OF TWO NON-EXECUTIVE DIRECTORS

Two non-executive directors, Frank Esser and Mark Heraghty, were appointed for three-year terms by vote of the shareholders as follows:

Frank Esser

Aggregate Vote	For	Against	Abstain
58,905,314	58,310,649	593,315	1,350

Mark Heraghty

Aggregate Vote	For	Against	Abstain
58,905,314	58,691,825	212,140	1,349

PROPOSAL 4—AWARD OF RESTRICTED SHARES TO OUR NON-EXECUTIVE DIRECTORS AND INCREASE AUDIT COMMITTEE MEMBERSHIP COMPENSATION

Shareholders approved the award of restricted shares to the Company’s non-executive directors and the increase in audit committee membership compensation by vote of the shareholders as follows:

Aggregate Vote	For	Against	Abstain
58,905,314	58,723,159	179,559	2,596

PROPOSAL 5—AWARD OF PERFORMANCE SHARES TO OUR EXECUTIVE DIRECTOR

Shareholders approved the award of performance shares to the Company’s executive director by vote of the shareholders as follows:

Aggregate Vote	For	Against	Abstain
58,905,314	47,210,861	11,691,573	2,880

PROPOSAL 6—APPOINTMENT OF KPMG ACCOUNTANTS N.V. TO AUDIT THE ANNUAL ACCOUNTS FOR THE FINANCIAL YEAR 2014

KPMG Accountants N.V. was appointed to audit the annual accounts for the financial year ending December 31, 2014 by vote of the shareholders as follows:

Aggregate Vote	For	Against	Abstain
63,281,360	63,075,107	205,806	447

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form S-8 of the Registrant originally filed with the Securities and Exchange Commission on June 23, 2011 (File No. 333-175099) and into the Registration Statement on Form S-8 of the Registrant originally filed with the Securities and Exchange Commission on June 2, 2014 (File No. 333-196447).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERXION HOLDING N.V.

By:	/s/ David C. Ruberg
Name:	David C. Ruberg
Title:	Chief Executive Officer

Date: 3 July 2014